Exhibit 99.1




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                             IACI MATTERS AGREEMENT

                                  BY AND AMONG

                            GENERAL ELECTRIC COMPANY,

                  NATIONAL BROADCASTING COMPANY HOLDING, INC.,

                      NATIONAL BROADCASTING COMPANY, INC.,

                       UNIVERSAL STUDIOS HOLDING III CORP.

                                       AND

                             VIVENDI UNIVERSAL, S.A.

                           DATED AS OF OCTOBER 8, 2003


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                                TABLE OF CONTENTS

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ARTICLE I                 DEFINITIONS.....................................................................................1

           Section 1.1              Definitions...........................................................................1
           Section 1.2              Other Capitalized Terms...............................................................5
           Section 1.3              Other Definitional Provisions.........................................................5

ARTICLE II                THE PREFERRED INTERESTS.........................................................................6

           Section 2.1              Issuance of Vivendi Secured Promissory Note; L/C Costs................................6
           Section 2.2              IACI Shares...........................................................................7
           Section 2.3              Monetization of the IACI Shares.......................................................8
           Section 2.4              3.6% Cash Dividends on the Class B Preferred Interests................................9
           Section 2.5              Tax Assumptions and Indemnity........................................................10
           Section 2.6              Transfers of the Preferred Interests and the Common Interests........................12
           Section 2.7              VUE Documents........................................................................12

ARTICLE III               THE IACI LITIGATION............................................................................13

           Section 3.1              Tax Litigation Distributions.........................................................13
           Section 3.2              Right to Control IACI Litigation.....................................................13

ARTICLE IV                RESTRUCTURING ARRANGEMENTS.....................................................................14

           Section 4.1              IACI Restructuring...................................................................14
           Section 4.2              Effect of an IACI Restructuring......................................................17
           Section 4.3              Indemnity............................................................................17

ARTICLE V                 TERMINATION....................................................................................18

           Section 5.1              Termination..........................................................................18
           Section 5.2              Effect of Termination................................................................18

ARTICLE VI                GENERAL PROVISIONS.............................................................................18

           Section 6.1              Governing Law........................................................................18
           Section 6.2              Notices..............................................................................18
           Section 6.3              Entire Agreement.....................................................................20
           Section 6.4              Purposes; Resolution of Ambiguities..................................................20
           Section 6.5              Amendment; Waiver....................................................................21
           Section 6.6              Headings; References.................................................................21
           Section 6.7              Counterparts.........................................................................21
           Section 6.8              Assignment...........................................................................21
           Section 6.9              Severability; Enforcement............................................................21
           Section 6.10             Specific Performance.................................................................22
           Section 6.11             Jurisdiction; Waiver of Jury Trial...................................................22
           Section 6.12             Mediation............................................................................22
           Section 6.13             Fees and Expenses....................................................................23
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                             IACI MATTERS AGREEMENT

                     This IACI MATTERS AGREEMENT, dated as of October 8, 2003, is by and among GENERAL ELECTRIC COMPANY, a New York corporation ("GE"), NATIONAL BROADCASTING COMPANY HOLDING, INC., a Delaware corporation ("NBC HOLDING"), NATIONAL BROADCASTING COMPANY, INC., a Delaware corporation and a wholly-owned, indirect Subsidiary of GE ("NBC" and, together with GE and NBC Holding, the "GE COMPANIES"), VIVENDI UNIVERSAL, S.A., a societe anonyme organized under the Laws of France ("VIVENDI"), and UNIVERSAL STUDIOS HOLDING III CORP., a Delaware corporation and a Subsidiary of Vivendi ("USH3").

                              W I T N E S S E T H:

                     WHEREAS, Vivendi conducts the Company Business primarily through Vivendi Universal Entertainment LLLP, a Delaware limited liability limited partnership and a Subsidiary of Vivendi ("VUE"), and VUE's controlled Affiliates;

                     WHEREAS, the parties hereto are simultaneously entering into the Business Combination Agreement that provides, among other things, for the combination of the Company Business and the NBC Business;

                     WHEREAS, InterActiveCorp, a Delaware corporation (formerly USA Interactive and prior thereto USA Networks, Inc.) ("IACI"), beneficially owns Common Interests, Class A Preferred Interests and Class B Preferred Interests in VUE; and

                     WHEREAS, the parties hereto desire to make certain covenants and agreements regarding certain arrangements with respect to the Class A and Class B Preferred Interests (collectively, the "PREFERRED INTERESTS") and the other matters set forth in this Agreement.

                     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in the Business Combination Agreement and in this Agreement, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

                     Section 1.1 Definitions. As used in this Agreement:

                     "AFFILIATE TRANSACTION COVENANT" has the meaning set forth in Section 4.1(c).

                     "AGGREGATE ADVERSE EFFECT" means any change, impact or consequence that, after giving effect to any contemporaneous offsetting benefits (including, in the case of a Restructuring, Vivendi's obligations to bear the costs and burdens of such Restructuring), would place GE in a less favorable tax


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or accounting position than that currently anticipated by GE from the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Agreements or that would otherwise have a significant adverse impact on GE, NBC or their controlled Affiliates that would not otherwise exist but for such Restructuring.

                     "AGREEMENT" means this IACI Matters Agreement as in effect and as amended, restated, supplemented or otherwise modified from time to time.

                     "BUSINESS COMBINATION AGREEMENT" means that certain Business Combination Agreement, dated as of the date hereof, by and among the parties hereto as in effect and as amended, restated, supplemented or otherwise modified from time to time.

                     "CASH DIVIDEND AMOUNT" has the meaning set forth in Section 2.4.

                     "CASH DIVIDEND DETERMINATION AMOUNT" has the meaning set forth in Section 2.4.

                     "CLASS B PREFERRED CONSIDERATION" has the meaning set forth in Section 2.2(a).

                     "CLASS B PREFERRED UNWIND PAYMENT" has the meaning set forth in Section 2.2(a).

                     "CLASS A TAX BENEFIT AMOUNT" means, for any period, the NBC Tax Benefit attributable to taxable income of VUE having been allocated to the holder of the Class A Preferred Interests in respect of such Class A Preferred Interests for such period (rather than to the Common Interests) under Section 7.02(a)(i)(B) of the VUE Partnership Agreement.

                     "CLASS B TAX BENEFIT AMOUNT" means, for any period, the NBC Tax Benefit attributable to taxable income of VUE having been allocated to the holder of the Class B Preferred Interests in respect of such Class B Preferred Interests for such period (rather than to the Common Interests) under Section 7.02(a)(i)(B) of the VUE Partnership Agreement.

                     "CPR" has the meaning set forth in Section 6.12.

                     "DEFEASANCE INDEBTEDNESS" has the meaning set forth in
Section 2.1(a).

                     "DISPUTES" has the meaning set forth in Section 6.12.

                     "DISPUTE NOTICE" has the meaning set forth in Section 6.12.

                     "EXCESS AMOUNT" means the difference, which may be a negative amount, of (i) the sum of (A) the Market Value (plus the amount of any declared and unpaid dividends or other distributions on such shares as well as


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any cash dividends not theretofore taken into account in the definition of IACI
Shares Dividend Benefit Amount or otherwise) of all the IACI Shares (less any IACI Shares sold or otherwise disposed of pursuant to Section 2.2(c)) and (B) the NBC Tax Benefit attributable to the disposition of all the IACI Shares (but not including any NBC Tax Benefit attributable to any IACI Shares sold or otherwise disposed of pursuant to Section 2.2(c)) at a loss for Tax purposes and
(ii) the sum of (x) the NBC Tax Costs incurred (or that would be incurred) upon the disposition of all the IACI Shares (but not including any NBC Tax Costs incurred upon the sale or other disposition of any IACI Shares pursuant to
Section 2.2(c)) or as a result of any declared and unpaid dividends or other distributions on the IACI Shares and (y) the Class B Preferred Consideration.

                     "EXIT DATE" has the meaning set forth in Section 2.4.

                     "FINAL DETERMINATION" means a final determination of a court of competent jurisdiction or a settlement as to which Vivendi has consented (which shall not be unreasonably withheld).

                     "GE" has the meaning set forth in the Preamble hereto.

                     "GE COMPANIES" has the meaning set forth in the Preamble hereto.

                     "IACI" has the meaning set forth in the Recitals hereto.

                     "IACI CLASS B COMMON STOCK" means Class B common stock, par value $0.01 per share, of IACI.

                     "IACI COMMON STOCK" means common stock, par value $0.01 per share, of IACI.

                     "IACI LITIGATION" means the Legal Proceeding involving IACI and USANi Sub LLC (as plaintiffs) and Vivendi, USI Entertainment Inc. and VUE (as defendants). The complaint for the IACI Litigation is attached as Exhibit A.

                     "IACI PREFERRED CALL" has the meaning ascribed to the term "USAi Preferred Call" in the VUE Partnership Agreement.

                     "IACI PREFERRED PUT" has the meaning ascribed to the term "USAi Preferred Put" in the VUE Partnership Agreement.

                     "IACI SHARES" means, collectively, 43,181,308 shares of IACI Common Stock and 13,430,000 shares of IACI Class B Common Stock, in each case held, directly or indirectly, by the Company or one or more of its Affiliates (such amounts to be adjusted for any stock splits, stock dividends, recapitalizations or other similar transactions). For purposes of this Agreement, in the event that the IACI Shares cease to be outstanding, references to each IACI Share in this Agreement shall refer instead to the cash or other


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securities or property into which each such IACI Share was exchanged for or converted into, including any successive exchange or conversion.

                     "IACI SHARES DIVIDEND BENEFIT AMOUNT" means, for so long as the IACI Shares are held by NBC or any of its Affiliates, for any period, the difference of (i) the amount of any cash dividends or other cash distributions paid on or distributed to the holder of the IACI Shares during such period (but only to the extent that NBC has access to such cash dividend or cash distribution) and (ii) the NBC Tax Costs incurred (or that would be incurred) on such dividends or other distributions.

                     "MARKET VALUE" has the meaning ascribed to such term in the VUE Partnership Agreement; provided, however, that whenever the term Market Value is used to determine an amount payable hereunder by the owner of securities with respect to such securities, if, in connection with the payment of such amount, such owner sold or sells such securities, the Market Value thereof shall be equal to the proceeds (after taking into account reasonable and customary transaction costs) received by such owner from such sale.

                     "MONETIZATION STRUCTURE" means a monetization structure that provides for the monetization of the value on the twentieth anniversary of the Closing Date (as defined in the VUE Partnership Agreement) in excess of $40.82 on a per share basis of any of the IACI Shares (disregarding any IACI Shares sold or otherwise disposed of pursuant to Section 2.2(c)), which per share amount shall be adjusted for any stock splits, stock dividends, recapitalizations or other similar transactions.

                     "NBC" has the meaning set forth in the Preamble hereto.

                     "NBC HOLDING" has the meaning set forth in the Preamble hereto.

                     "NBC INDEMNITEES" means NBC and its Affiliates, and, if applicable, their respective directors, officers, agents, employees, successors and assigns.

                     "NBC SUB" has the meaning set forth in the Preamble hereto.

                     "NBC TAX BENEFIT" means any reduction in the Tax Liability of NBC and its Subsidiaries, as computed under the NBC Standalone Tax Principles.

                     "NBC TAX COST" means any increase in the Tax Liability of NBC and its Subsidiaries, as computed under the NBC Standalone Tax Principles.

                     "PREFERRED INTERESTS" has the meaning set forth in the Recitals hereto.

                     "RESTRUCTURING" means the cessation, whether by acquisition, redemption, exchange, discharge, retirement or otherwise, of all the Class A Preferred Interests or all the Class B Preferred Interests or all the Common Interests, in each case beneficially owned by IACI or any of its controlled Affiliates, to be outstanding; provided, however, that for purposes of determining whether a Restructuring has occurred, any such interests acquired


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by GE or any of its Affiliates shall be deemed to be no longer outstanding. For the avoidance of doubt, for purposes of this Agreement, (i) the Common Interests held by Diller and his assignees shall not be deemed to be Common Interests beneficially owned by IACI or any of its controlled Affiliates, (ii) any discussions, negotiations, understandings or arrangements regarding the Defeasance as contemplated by the Business Combination Agreement shall not be deemed to be negotiations regarding a Restructuring or a Restructuring, (iii) a purchase of the Common Interests pursuant to Section 10.03(a) of the VUE Partnership Agreement shall not be deemed to be a Restructuring and (iv) the purchase pursuant to or in connection with the tag right pursuant to Section
10.04 of the VUE Partnership Agreement of any Common Interests shall not be deemed to be a Restructuring.

                     "TAX BENEFIT" has the meaning set forth in Section 2.5(e).

                     "TAX LIABILITY" has the meaning ascribed to such term in GE-NBC Universal Tax Sharing Agreement.

                     "TAX LITIGATION DISTRIBUTIONS" has the meaning set forth in
Section 3.1.

                     "TAX LITIGATION PAYMENT" has the meaning set forth in
Section 3.1.

                     "VIVENDI INDEMNITEES" means Vivendi and its Affiliates (including USH3) and, if applicable, their respective directors, officers, agents, employees, successors and assigns.

                     "VUE" has the meaning set forth in the Recitals hereto.

                     Section 1.2 Other Capitalized Terms. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

                     Section 1.3 Other Definitional Provisions.

                     (a) The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

                     (b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

                     (c) Whenever the context so requires, gender-specific pronouns include the neuter, masculine and feminine.

                     (d) The terms "DOLLARS" and "$" mean United States dollars.

                     (e) The term "INCLUDING" shall be deemed to be immediately followed by the term "BUT NOT LIMITED TO".


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                     (f) References to a Person include such Person and its
successors and assigns.

                                    ARTICLE II

                             THE PREFERRED INTERESTS

                     Section 2.1 Issuance of Vivendi Secured Promissory Note; L/C Costs.

                     (a) At the Closing, Vivendi shall (i) issue to NBC a secured promissory note of Vivendi in a form reasonably acceptable to each of the parties hereto (it being understood that (A) such note shall (I) pay interest and have a principal equal to 94.56% of the interest and principal, respectively, of the indebtedness incurred in connection with the Defeasance (the "DEFEASANCE INDEBTEDNESS"), (II) have a maturity date determined by NBC which shall not be earlier than the third anniversary of the Closing nor later than the seventh anniversary of the Closing, (III) be subject to mandatory pre-payment in 2006 and 2007 upon the occurrence of certain liquidity events,
(IV) be secured by that number of shares of NBC Class B Common Stock with a value as of the Closing equal to 125% of the principal amount of such note and
(V) have provisions setting forth the effects of a Restructuring involving the Class A Preferred Interests on such note and (B) if there is a refinancing of the Defeasance Indebtedness after the Closing, the terms of such note and the pledge and security agreement referred to in clause (ii) below shall be amended to reflect any reduction in interest thereon (after taking into account the costs and expenses of any such refinancing)) and (ii) enter into a pledge and security agreement with NBC in a form reasonably acceptable to each of the parties hereto.

                     (b) Vivendi shall, or shall cause USH3 to, reimburse, indemnify and hold harmless, without duplication, the NBC Indemnitees from and against 94.56% of (i) any reasonable letter of credit fees and (ii) other reasonable and necessary costs and expenses, in each case resulting from the transactions consummated in connection with the Defeasance.

                     (c) If, in any given calendar year, the Class A Tax Benefit Amount exceeds the NBC Tax Costs incurred on the taxable income on the treasuries acquired in connection with the Defeasance, NBC shall pay to USH3 an amount in cash equal to such excess within ten Business Days following the determination of such amount.

                     (d) Absent a change in Law or Final Determination to the contrary, the note issued pursuant to Section 2.1(a) and the payments made pursuant to this Section 2.1 shall be treated for tax purposes as an adjustment to the consideration received by USH3 under the Business Combination Agreement.


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                     Section 2.2 IACI Shares.

                     (a) From and after the Closing, subject to Article IV, if Vivendi or any of its Affiliates or NBC or any of its Affiliates effects a Restructuring (including pursuant to the exercise of the IACI Preferred Call or the IACI Preferred Put) of the Class B Preferred Interests for an aggregate consideration (the "CLASS B PREFERRED CONSIDERATION") that is less than (i) if the Class B Preferred Consideration is payable solely in shares of IACI Common Stock or IACI Class B Common Stock, the IACI Shares or (ii) in all other cases, the aggregate Market Value of the IACI Shares, then concurrently with the consummation of such Restructuring, subject to the immediately following sentence, USH3 shall receive from NBC or its applicable Affiliate, at NBC's election (such election to be made by written notice delivered to USH3 and Vivendi at least three (3) Business Days prior to the consummation of such Restructuring), either (A) the Excess Amount in cash, (B) such number of IACI Shares having a Market Value equal to the Excess Amount or (C) any combination of clauses (A) and (B) above (the "CLASS B PREFERRED UNWIND PAYMENT"). Notwithstanding the foregoing, if the Excess Amount is a negative amount, then USH3 shall not be entitled to receive, and none of NBC or any of its Affiliates shall be obligated to deliver to USH3, the Class B Preferred Unwind Payment, and Vivendi shall, or shall cause USH3 to, pay, within ten Business Days after the consummation of such Restructuring, to NBC, by wire transfer of immediately available funds to an account designated by NBC, the Excess Amount (expressed as a positive number). To the extent required in order to comply with Section 8.07 of the VUE Partnership Agreement, if the IACI Shares have been exchanged or converted into cash prior to the purchase of the Class B Preferred Interests pursuant to the exercise of the IACI Preferred Call or the IACI Preferred Put, as the case may be, references to each IACI Share shall be deemed to refer instead to such cash (plus interest accruing at an annual rate equal to IACI's effective cost of borrowing (as determined for purposes of Section 8.07(b) of the VUE Partnership Agreement), expressed as a percentage, as of the applicable date on which such cash is delivered in such exchange or conversion) into which each such IACI Share was exchanged for or converted into, including any successive exchange or conversion. So long as there has not been a Restructuring involving the Class B Preferred Interests, on or following the twentieth anniversary of the Closing Date (as defined in the VUE Partnership Agreement), NBC may cause the Company to purchase the Class B Preferred Interests pursuant to, and in accordance with, Section 8.07 of the VUE Partnership Agreement, and Vivendi shall consent for all purposes hereunder to such purchase.

                     (b) Upon the purchase of the Class B Preferred Interests pursuant to the exercise of the IACI Preferred Call or the IACI Preferred Put, as the case may be, and upon Vivendi's request, NBC shall cause the Company to suspend any right to have the Class B Preferred Interests automatically redeemed pursuant to Section 8.07(c) of the VUE Partnership Agreement, in a manner that does not have any material and adverse impact on NBC. Following such suspension, Vivendi and NBC agree to cooperate actively and to use their respective reasonable best efforts to amend this Agreement and the VUE Partnership Agreement to provide for the exchange, transfer, redemption or cancellation of


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the Class B Preferred Interests in the most tax efficient manner to Vivendi and
NBC, provided that NBC shall not be required to agree to any amendment that would have a material and adverse impact on NBC. NBC shall pay to USH3 the amount of any NBC Tax Benefit realized upon such exchange, transfer, redemption or cancellation of the Class B Preferred Interests when, as and if realized.

                     (c) Upon any sale or other disposition, other than in connection with a Restructuring involving the Class B Preferred Interests, of any or all the IACI Shares by NBC or any of its Affiliates, USH3 shall receive from NBC an amount equal to the Market Value (plus the amount of any declared and unpaid dividends or other distributions on such shares) of such IACI Shares, less any NBC Tax Costs incurred (or that would be incurred) upon the disposition of such IACI Shares or plus any NBC Tax Benefits attributable to the disposition of such IACI Shares at a loss for Tax purposes. Notwithstanding anything to the contrary contained in this Agreement, none of NBC and its Affiliates shall sell or otherwise dispose of any of the IACI Shares without the prior written consent of Vivendi, unless immediately following such sale or other disposition, NBC and its Affiliates would continue to hold not less than 43,181,308 shares of IACI Common Stock and 13,430,000 shares of IACI Class B Common Stock (it being understood that, in the event of any disposition of IACI Shares when NBC or its Affiliates holds such substitute shares, for all purposes of computing amounts due hereunder (including computations of Tax costs and benefits) such sale of IACI Shares and substitution of substitute shares shall be deemed not to have occurred). GE shall indemnify and hold harmless, without duplication, the Vivendi Indemnitees from and against any and all Losses resulting from or arising out of such sale, other disposition or substitution.

                     (d) Absent a change in Law or Final Determination to the contrary, the payments referred to in clauses (a), (b) and (c) above shall be treated for tax purposes as an adjustment to the consideration received by USH3 under the Business Combination Agreement.

                     (e) An effect of this Section 2.2 is to provide USH3 (subject to and without duplication of its other rights and obligations under this Agreement, including its rights to receive the Excess Amount upon any Restructuring involving the Class B Preferred Interests and any payments pursuant to Section 2.2(c)) with the right to receive (either in the form of cash or IACI Shares, at NBC's option) an amount equal to the difference of (i) the Market Value of all the IACI Shares and (ii) the product of (A) $40.82 and
(B) 56,611,308, on the twentieth anniversary of the Closing Date (as defined in the VUE Partnership Agreement).

                     Section 2.3 Monetization of the IACI Shares. From and after the Closing, upon receipt of a written request from Vivendi, for a period of 180 days following receipt of such request, NBC shall use its reasonable best efforts, or shall cause one of its Affiliates to use its reasonable best efforts, to implement the Monetization Structure (it being understood that NBC shall have no obligation to implement any transaction or take any steps that would, after giving effect to any contemporaneous offsetting benefits (including


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Vivendi's tax indemnification obligations), reasonably be expected to place GE in a less favorable tax or accounting position than that currently anticipated by GE from the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Agreements or otherwise to have a significant adverse impact on GE, NBC or their controlled Affiliates that would not otherwise exist but for the implementation of the Monetization Structure). If NBC asserts that any such adverse impact would result, Vivendi shall have the right to direct NBC or its applicable Affiliate not to consummate the Monetization Structure. The Monetization Structure shall be provided by Vivendi to NBC and shall be reasonably acceptable to NBC. USH3 shall receive any and all of the proceeds from the consummation of the Monetization Structure. Vivendi shall, or shall cause USH3 to, indemnify and hold harmless, without duplication, the NBC Indemnitees from and against any and all Losses resulting from or arising out of the implementation of the Monetization Structure. Concurrent with the consummation of the implementation of the Monetization Structure, Vivendi shall, or shall cause USH3 to, deliver to NBC or its applicable Affiliate sufficient collateral, the form and amount of which to be mutually and reasonably agreed upon by NBC and Vivendi, to secure Vivendi's obligation to reimburse, indemnify and hold harmless, without duplication, the NBC Indemnitees for NBC Tax Costs incurred (or that would be incurred) as a result of (i) the disposition of all the IACI Shares (disregarding any IACI Shares sold or otherwise disposed of pursuant to Section 2.2(c)) or (ii) any Monetization Structure (or related transaction) entered into pursuant to this Section 2.3.

                     Section 2.4 3.6% Cash Dividends on the Class B Preferred Interests. Subject to the last sentence of this Section 2.4, from and after the date on which Vivendi beneficially owns less than 3% of the capital stock of NBC (the "EXIT DATE"), commencing on the last Business Day of the calendar quarter in which the Exit Date occurs (or the Exit Date if the Exit Date is the last Business Day of a calendar quarter) and thereafter in accordance with the VUE Partnership Agreement, Vivendi shall, or shall cause USH3 to, pay NBC an amount (each, a "CASH DIVIDEND AMOUNT") equal to the product of (a) 0.9456 and (b) the difference (the "CASH DIVIDEND DETERMINATION AMOUNT") of, for any quarterly period, including the quarterly period in which the Exit Date occurs, (i) the cumulative preferential distributions payable to the holders of the Class B Preferred Interests pursuant to Section 8.01(a) of the VUE Partnership Agreement and (ii) the sum of (A) the Class B Tax Benefit Amount and (B) the IACI Shares Dividend Benefit Amount. If a Cash Dividend Amount is a negative number, then Vivendi shall not be obligated to make a payment on the applicable Business Day pursuant to this Section 2.4, and such amount (expressed as a positive number) (each, a "NBC PAYMENT AMOUNT") shall be carried forward and credited against the next payment due hereunder. Upon the consummation of a Restructuring involving the Class B Preferred Interests, any NBC Payment Amount that has been carried forward shall be paid to USH3 by NBC or one of its Affiliates. Any NBC Payment Amount carried forward shall accrue interest at an annual rate equal to Vivendi's effective cost of bank borrowing from and including the date that such NBC Payment Amount is carried forward until, but excluding, the date that such NBC Payment Amount is credited against a payment to NBC due hereunder or paid to USH3, as the case may be. Absent a change in Law or Final Determination to the


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contrary, any of the payments referred to in this Section 2.4 shall be treated for tax purposes as an adjustment to the consideration received by USH3 under the Business Combination Agreement. The parties agree to cooperate and use their reasonable efforts to restructure the payments contemplated by this Section 2.4 to be made after the Exit Date if they are able to do so in a manner that would not reasonably be expected to impose incremental costs on Vivendi and that has a more satisfactory result for GE and NBC. The payments contemplated by this
Section 2.4 shall cease on the twentieth anniversary of the Closing Date (as defined in the VUE Partnership Agreement), except (i) with respect to any NBC Payment Amounts or Cash Dividend Amounts that relate to periods or partial periods prior thereto or (ii) if on such anniversary (or, if such anniversary is not a Business Day, the immediately following Business Day after such anniversary), NBC or its Affiliates shall have caused and shall be causing the Company to use its best efforts to purchase the Class B Preferred Interests pursuant to, and in accordance with, Section 8.07 of the VUE Partnership Agreement. Following the cessation of the payments of the Cash Dividend Amounts or the NBC Payment Amounts, as the case may be, in accordance with this Section 2.4, for so long as the Class B Preferred Interests have not been Restructured, NBC shall pay to USH3 any IACI Shares Dividend Benefit Amounts as, if and when realized.

                     Section 2.5 Tax Assumptions and Indemnity.

                     (a) Assumptions. In entering into this Agreement, the parties hereto have assumed that: (i) taxable income of VUE equal to the accretion in the Face Value (as defined in the VUE Partnership Agreement) of the Preferred Interests for any period plus the preferential cash distribution payable pursuant to Section 8.01(a) of the VUE Partnership Agreement on the Preferred Interests for such period will be allocated to the holder(s) of the Preferred Interests for such period in respect of such Preferred Interests (and the amount of taxable income of VUE allocated to the holders of the Common Interests for such period in respect of such Common Interests will be reduced by the same amount); and (ii) neither NBC nor any of its Affiliates will realize any taxable income as a result of the issuance of the note pursuant to Section 2.1(a) or any payment made pursuant to Section 2.1, 2.2(a) or 2.4 (and each such issuance and payment will be treated as a purchase price adjustment) or the creation of any of the rights and obligations set forth in this Article II. Except to the extent required by a change in Law or Final Determination, the parties hereto shall prepare their Tax returns in a manner consistent with these assumptions.

                     (b) Indemnity. Vivendi shall reimburse, indemnify and hold harmless the NBC Indemnitees for, from and against any NBC Tax Costs and related Losses resulting from or arising out of or relating to any of the following: (i) holding the IACI Shares, including by virtue of any dividends or other earnings on the IACI Shares, except to the extent taken into account under the definition of IACI Share Dividend Benefit Amount or otherwise, (ii) any disposition or deemed disposition of the IACI Shares (other than a disposition governed by Section 2.2(a) or disposition governed by Section 2.2(c)), (iii) the redemption of any of the Preferred Interests pursuant to the terms of the VUE Partnership Agreement, (iv) any other Restructuring involving any of the Preferred

Interests, or any directly related transaction, entered into pursuant to Article IV (other than a Restructuring governed by Section 2.2(a)), (v) any Monetization Structure (or related transaction entered into pursuant to Section 2.3), (vi) any amendment to this Agreement made at Vivendi's direction, (vi) any Final Determination or change in Law that results in any assumption set forth in
Section 2.5(a) not having been correct or no longer being correct and (vii) the excess (if any) of the NBC Tax Costs incurred for any given year on the taxable income on the treasuries acquired in connection with the Defeasance over the Class A Tax Benefit Amount for such year.

                     (c) Cooperation. In the event that there is a Final Determination or change in Law that results in any assumption set forth in
Section 2.5(a) no longer being correct, the parties hereto shall cooperate and use their reasonable efforts to restructure the arrangements if they are able to do so in a manner that does not have a material and adverse impact on GE, NBC or Vivendi.

                     (d) No Duplicative Payments. For the avoidance of doubt, Vivendi shall not be required to reimburse, indemnify and hold harmless under
Section 2.5(b) the NBC Indemnitees for any NBC Tax Costs that have already been taken into account in computing the payments required to be made under this Agreement. It is the intention of the parties that NBC Tax Costs and NBC Tax Benefits be taken into account only once in determining the payments required by this Agreement and, in the event that this Agreement could be read to require that an NBC Tax Cost or NBC Tax Benefit be taken into account more than once, the parties will take such steps and make such adjustments as may be necessary to prevent such result.

                     (e) Tax Gross-Up and Tax Benefits. To the extent provided herein, the amount of any Loss (including, for purposes of this Section 2.5(e), any NBC Tax Costs) that gives rise to an indemnification payment pursuant to this Agreement shall be (without duplication) (i) increased by any Taxes incurred by any NBC Indemnitee or any Vivendi Indemnitee, as the case may be, as a result of the receipt of such indemnification payment (as increased pursuant to this Section 2.5(e)) and (ii) reduced to the extent provided in this Section 2.5(e) by any decrease in Taxes as a result of a Tax deduction or credit (a "TAX BENEFIT") actually realized by the NBC Indemnitee or the Vivendi Indemnitee, as the case may be, as a result of the event giving rise to such indemnification payment. If any such Tax Benefit is actually realized before the date of an indemnification payment, such indemnification payment shall be reduced to take into the account the reduction in the relevant Loss as a result of such Tax Benefit. If such Tax Benefit is actually realized after the date of an indemnification payment but before the end of the fifth year following the year in which the relevant Loss occurred, the NBC Indemnitee or the Vivendi Indemnitee, as the case may be, shall promptly after such Tax Benefit is actually realized make a payment to the indemnifying party to take into account the reduction in the relevant Loss as a result of such Tax Benefit, such payments by an NBC Indemnitee or a Vivendi Indemnitee, as the case may be, not to exceed the indemnification payments previously received by such NBC Indemnitee or such Vivendi Indemnitee, as the case may be, from the indemnifying party in respect of such Loss. A Tax Benefit that results from an event giving rise to the indemnification payment shall be considered actually realized by an NBC Indemnitee or a Vivendi Indemnitee, as the case may be, only to the extent that, but for such Tax Benefit, such NBC Indemnitee's or such Vivendi Indemnitee's, as the case may be, Tax Liability would be higher than it is with such Tax Benefit (e.g., deductions, credits, or losses, of the NBC Indemnitee or the Vivendi Indemnitee, as the case may be, that do not result from the event giving rise to the indemnity payment shall be deemed to be used prior to the use of any deduction, credit or loss that does result from the event giving rise to the indemnification payment). The amount of any increase, reduction or payment hereunder shall be adjusted to reflect any Final Determination with respect to any Tax item of the NBC Indemnitees or the Vivendi Indemnitees, as the case may be, and if necessary, payments shall be made between the parties to this Agreement to reflect such adjustment. In the case of the NBC Indemnitees, this
Section 2.5(e) shall be applied using the NBC Standalone Tax Principles. For the avoidance of doubt, this Section 2.5(e) shall not apply to any payment made pursuant to this Agreement to any Vivendi Indemnitee (other than an indemnification payment made under Section 2.2(c)).

                     (f) Computation of NBC Tax Costs and NBC Tax Benefits. The amount of any NBC Tax Cost and any NBC Tax Benefit shall be adjusted to reflect any adjustment in its computation (including one required by a taxing authority) and, if necessary, payments shall be made between the parties to this Agreement to reflect such adjustment. NBC will provide Vivendi with backup information explaining the calculation of any NBC Tax Cost and any NBC Tax Benefit. For the avoidance of doubt, in determining whether an item or event gives rise to an NBC Tax Benefit that would be for the account of USH3 under the terms of this Agreement, any deductions, credits, or losses of NBC or its Subsidiaries that do not result from such item or event shall be deemed to be used prior to the use of any deduction, credit or loss that does result from such item or event. In the event that an item or event could give rise to an NBC Tax Benefit which would be for the account of USH3 under the terms of this Agreement but does not in fact give rise to a current NBC Tax Benefit, then NBC shall pay USH3 once the item or event does give rise to a current NBC Tax Benefit.

                     Section 2.6 Transfers of the Preferred Interests and the Common Interests. Subject to Article IV, the General Partner (as defined in the VUE Partnership Agreement) shall (to the extent it can do so without liability) withhold consent to a Transfer (as defined in the VUE Partnership Agreement) pursuant to Section 10.01 of the VUE Partnership Agreement without the prior written consent of Vivendi of any of the Class A Preferred Interests, Class B Preferred Interests or Common Interests beneficially owned by IACI and its controlled Affiliates. After the Closing, NBC shall cause the General Partner to consent to a Transfer pursuant to Section 10.01 of the VUE Partnership Agreement in connection with any Restructuring involving the Class A Preferred Interests, Class B Preferred Interests or the Common Interests so long as any such Restructuring is effected in accordance with Article IV.

                     Section 2.7 VUE Documents. Nothing in this Agreement shall obligate any of the parties hereto to take any action that would violate any provision of the VUE Documents.

                                   ARTICLE III

                               THE IACI LITIGATION

                     Section 3.1 Tax Litigation Distributions. If amounts are distributed by VUE in respect of tax distributions to the plaintiffs in the IACI Litigation (the "TAX LITIGATION DISTRIBUTIONS") with respect to the Class A Preferred Interests or the Class B Preferred Interests pursuant to (a) a final judgment or award rendered by a Governmental Authority of competent jurisdiction (in each case after the expiration of the time in which to appeal therefrom) or
(b) a settlement or other mutually binding agreement entered into with the prior written consent of Vivendi, then Vivendi shall, or shall cause USH3 to, pay NBC an amount equal to the product of (i) 0.9456 and (ii) the Tax Litigation Distributions distributed by VUE (the "TAX LITIGATION Payment"). Vivendi shall also, or shall cause USH3 to, indemnify and hold harmless, without duplication, the NBC Indemnitees from and against any and all other Losses resulting from or arising out of the IACI Litigation. Vivendi shall also, or shall cause USH3 to, pay the NBC Indemnitees an amount equal to the NBC Tax Costs incurred upon the receipt of the Tax Litigation Payment and the receipt of the other payments pursuant to this Section 3.1 (including the additional payment for NBC Tax Costs) in a manner that shall make the outcome of the IACI Litigation tax neutral to NBC. Following the rendering of such final judgment or award or the entering into of such settlement or other mutually binding agreement, the parties hereto agree to cooperate actively and to use their respective reasonable best efforts to amend this Agreement to provide for the Tax Litigation Payment and any other indemnity payments to be made hereunder to be paid to NBC by Vivendi in the most tax efficient manner to Vivendi and NBC, provided that NBC shall not be required to agree to any amendment that would have a material and adverse impact on NBC.

                     Section 3.2 Right to Control IACI Litigation. Vivendi and its Affiliates shall have the exclusive right to control, subject to consultation with NBC with respect to any material matters relating to the IACI Litigation, but at Vivendi's own expense, the IACI Litigation. NBC agrees that it shall cooperate fully, and shall cause each of the Target Companies to fully cooperate, with Vivendi, its Affiliates and their respective counsel in the defense against or compromise of any claim in the IACI Litigation. Vivendi shall keep NBC advised of the status of the IACI Litigation, shall consult with NBC regarding a settlement or other mutually binding agreement with respect to the IACI Litigation and shall use its reasonable efforts to structure such settlement or other binding agreement if it is able to do so in a manner that does not have an adverse accounting impact (taking into account the payment and indemnity obligations of Vivendi under Section 3.1) on NBC or VUE (it being understood that Vivendi shall not be obligated by this Section 3.2 to agree to a result in the IACI Litigation that increases Vivendi's cost).

                                    ARTICLE IV

                           RESTRUCTURING ARRANGEMENTS

                     Section 4.1 IACI Restructuring.

                     (a) At any time after the date hereof, subject to this
Article IV (including the requirements of subparagraph (d) hereof), upon notice to NBC, Vivendi or any of its Affiliates shall have the right to negotiate and consummate, without the consent of GE or any of its Affiliates, a Restructuring involving the Class A Preferred Interests, provided that Vivendi shall (i) consult with GE concerning plans for and the terms of any such Restructuring,
(ii) provide GE with copies of all material notices and documents regarding such Restructuring, (iii) use its reasonable best efforts to include GE and its representatives in any scheduled negotiations and meetings and (iv) otherwise keep GE advised of the status of such negotiations; provided further, however, that after the Closing, none of Vivendi and its Affiliates shall consummate (A) a Restructuring involving the Class A Preferred Interests or (B) an acquisition, redemption, exchange, discharge or retirement of any of the Class A Preferred Interests, in each case without the prior written consent of GE (such consent not to be unreasonably withheld). At any time prior to the Closing, except as provided for in clause (iii) above, none of GE and its Affiliates shall, directly or indirectly, enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any of IACI and its Affiliates (including Diller) or any of their respective advisors, agents or representatives regarding a Restructuring involving the Class A Preferred Interests or an acquisition, redemption, exchange, discharge or retirement of any of the Class A Preferred Interests. Subject to this Article IV, at any time after the Closing, upon notice to Vivendi, GE or any of its Affiliates shall have the right to negotiate a Restructuring involving the Class A Preferred Interests, provided that GE shall (I) consult with Vivendi concerning plans for and the terms of any such Restructuring, (II) provide Vivendi with copies of all material notices and documents regarding such Restructuring, (III) use its reasonable best efforts to include Vivendi and its representatives in any scheduled negotiations and meetings and (IV) otherwise keep Vivendi advised of the status of such negotiations. Notwithstanding the foregoing, none of GE and its Affiliates shall consummate (x) a Restructuring involving the Class A Preferred Interests or (y) an acquisition, redemption, exchange, discharge or retirement of any of the Class A Preferred Interests, in each case without the prior written consent of Vivendi (such consent not to be unreasonably withheld).

                     (b) At any time after the date hereof until immediately prior to the purchase of the Class B Preferred Interests pursuant to an exercise of the IACI Preferred Call or the IACI Preferred Put, as the case may be, subject to this Article IV (including the requirements of subparagraph (d) hereof), upon notice to NBC, Vivendi or any of its Affiliates shall have the right to negotiate and consummate, without the consent of GE or any of its Affiliates, a Restructuring involving the Class B Preferred Interests, provided that Vivendi shall (i) consult with GE concerning plans for and the terms of any such Restructuring, (ii) provide GE with copies of all material notices and documents regarding such Restructuring, (iii) use its reasonable best efforts to include GE and its representatives in any scheduled negotiations and meetings and (iv) otherwise keep GE advised of the status of such negotiations; provided further, however, that after the Closing, none of Vivendi and its Affiliates shall consummate (A) a Restructuring involving the Class B Preferred Interests or (B) an acquisition, redemption, exchange, discharge or retirement of any of the Class B Preferred Interests, in each case without the prior written consent of GE (such consent not to be unreasonably withheld). At any time prior to the Closing, except as provided for in clause (iii) above, none of GE and its Affiliates shall, directly or indirectly, enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any of IACI and its Affiliates (including Diller) or any of their respective advisors, agents or representatives regarding a Restructuring involving the Class B Preferred Interests or an acquisition, redemption, exchange, discharge or retirement of any of the Class B Preferred Interests. Subject to this Article IV, at any time after the Closing, upon notice to Vivendi, GE or any of its Affiliates shall have the right to negotiate a Restructuring involving the Class B Preferred Interests, provided that GE shall
(I) consult with Vivendi concerning plans for and the terms of any such Restructuring, (II) provide Vivendi with copies of all material notices and documents regarding such Restructuring, (III) use its reasonable best efforts to include Vivendi and its representatives in any scheduled negotiations and meetings and (IV) otherwise keep Vivendi advised of the status of such negotiations. Notwithstanding the foregoing, none of GE and its Affiliates shall consummate (x) a Restructuring involving the Class B Preferred Interests or (y) an acquisition, redemption, exchange, discharge or retirement of any of the Class B Preferred Interests, in each case without the prior written consent of Vivendi (such consent not to be unreasonably withheld).

                     (c) In any negotiation with IACI or any of its Affiliates regarding a Restructuring, Vivendi shall use its reasonable best efforts to negotiate and consummate such Restructuring in a manner that eliminates (or modifies in a manner reasonably satisfactory to GE) the arms length covenant contained in Section 6.06 of the VUE Partnership Agreement (the "AFFILIATE TRANSACTION COVENANT") and so that such Restructuring involves all the Common Interests and the Preferred Interests.

                     (d) At Vivendi's request, GE and its Affiliates shall actively cooperate in, and shall use their reasonable best efforts to help conclude, (i) (A) prior to the Closing, any Restructuring involving any of the Preferred Interests if such Restructuring eliminates (or modifies in a manner reasonably satisfactory to GE) the covenants contained in Sections 5.05(a)(ii),
(iii) and (iv) of the VUE Partnership Agreement or (B) at any time after the Closing, any Restructuring involving any of the Preferred Interests or (ii) any Restructuring involving the Common Interests if such Restructuring eliminates (or modifies in a manner reasonably satisfactory to GE) the Affiliate Transaction Covenant; provided, however, that GE and its Affiliates shall have no obligation to cooperate with or help conclude, and Vivendi may not consummate, any Restructuring (i) that would reasonably be expected to cause an Aggregate Adverse Effect or (ii) if, prior to the Closing, the form and amount of consideration that would be payable pursuant to a Restructuring involving the

Common Interests exceeds $516 million in cash (it being understood that Vivendi
(A) may supplement such consideration by agreeing to provide a portion of its or its Affiliates' common equity in NBC or other consideration payable by Vivendi or (B) may substitute in lieu of such cash, or a portion thereof (in which case Vivendi shall be entitled to receive such cash or portion thereof), an equivalent amount of its or its Affiliates' common equity in NBC or other consideration payable by Vivendi, in each case without causing this requirement to be deemed unsatisfied).

                     (e) If any of Vivendi, GE or their respective Affiliates is able to consummate in accordance with this Agreement a Restructuring involving any of the Preferred Interests, Vivendi shall bear the costs and burdens (including any indemnification obligations pursuant to Section 7.02(b)(ii) of the VUE Transaction Agreement) and receive the benefits of such Restructuring.

                     (f) If any of Vivendi, GE or any of their respective Affiliates is able to consummate a Restructuring involving the Common Interests, NBC or one of its controlled Affiliates shall pay (in cash or an alternative form of consideration, other than common equity) the consideration payable to IACI or any of its controlled Affiliates in such Restructuring.

                     (g) In the event that Vivendi or any of its Affiliates enters into any discussions, negotiations, understandings or arrangements regarding a Restructuring involving the Common Interests, Vivendi shall (i) consult with GE concerning plans for and the terms of any such Restructuring,
(ii) provide GE with copies of all material notices and documents regarding such Restructuring, (iii) use its reasonable best efforts to include GE and its representatives in any scheduled discussions or negotiations and (iv) otherwise keep GE advised of the status of such discussions, negotiations, understandings or arrangements. Subject to Section 4.1(d), prior to or at the Closing, Vivendi may consummate a Restructuring of the Common Interests without the consent of GE or any of its Affiliates. Notwithstanding the foregoing, after the Closing, none of Vivendi and its Affiliates shall consummate (A) a Restructuring involving the Common Interests or (B) an acquisition, redemption, exchange, discharge or retirement of any of the Common Interests, in each case without the prior written consent of GE (such consent not to be unreasonably withheld).

                     (h) At any time prior to the Closing, except as provided in
Section 4.1(g)(iii), none of GE and its Affiliates shall, directly or indirectly, enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any of IACI and its Affiliates (including Diller) or any of their respective advisors, agents or representatives regarding a Restructuring involving the Common Interests or an acquisition, redemption, exchange, discharge or retirement of any of the Common Interests. Subject to this Article IV, after the Closing, in the event that GE or any of its Affiliates enters into any discussions, negotiations, understandings or arrangements regarding a Restructuring involving the Common Interests, GE shall (i) consult with Vivendi concerning plans for and the terms of any such Restructuring, (ii) provide Vivendi with copies of all material notices and documents regarding such Restructuring, (iii) use its reasonable best efforts to include Vivendi and its representatives in any scheduled discussions or negotiations and (iv) otherwise keep Vivendi advised of the status of such discussions, negotiations, understandings or arrangements. Notwithstanding the foregoing, none of GE and its Affiliates shall consummate
(i) a Restructuring involving the Common Interests or (ii) an acquisition, redemption, exchange, discharge or retirement of any of the Common Interests, in each case without the prior written consent of Vivendi (such consent not to be unreasonably withheld); provided, however, that after the Closing, GE or any of its Affiliates may consummate a Restructuring involving the Common Interests without the consent of Vivendi or any of its Affiliates so long as such Restructuring would not reasonably be expected to have an adverse impact on the ability of Vivendi to continue to equity account under French GAAP and IFRS for its ownership interest in NBC.

                     (i) For so long as any of the Preferred Interests have not been Restructured, in any negotiation with IACI or any of its Affiliates regarding a Restructuring, GE and its Affiliates shall use their reasonable best efforts to negotiate and consummate such Restructuring so that such Restructuring involves all the Common Interests and the remaining Preferred Interests.

                     (j) The parties hereto acknowledge that in the event GE (i) is requested to cooperate and help conclude a Restructuring involving the Common Interests pursuant to Section 4.1(d) or (ii) is asked to consent to a Restructuring involving the Common Interests pursuant to Section 4.1(g), in each case that is a part of a simultaneous or otherwise mutually dependent Restructuring involving the Preferred Interests and in which (A) the consideration payable for the Common Interests exceeds $516,000,000 and (B) GE reasonably determines that a portion of such consideration in excess of $516,000,000 is properly allocable to the Preferred Interests, GE may condition its consent thereto on a reallocation of such portion (it being understood that Vivendi shall have the right thereafter to amend, withdraw or terminate the Restructuring involving the Common Interests).

                     Section 4.2 Effect of an IACI Restructuring. If any Restructuring involving any of the Class A Preferred Interests, the Class B Preferred Interests or the Common Interests is consummated prior to or at the Closing, the parties hereto shall make appropriate amendments to each of the Business Combination Agreement, this Agreement and the other Ancillary Agreements to reflect such Restructuring.

                     Section 4.3 Indemnity. Vivendi shall reimburse, indemnify and hold harmless the NBC Indemnitees for, from and against any Losses resulting from or arising out of or relating to any Liability resulting from (a) any breach of Section 2.07, 3.01(c), 5.05(a)(i), 5.05(a)(v), 5.05(a)(vi) or 5.05(b)
of the VUE Partnership Agreement or of the VUE Film Securitization Consent Letter, or (b) an action that would be a breach of Section 5.05(b) of the VUE Partnership Agreement but for an election made by Vivendi pursuant to Section 7.02(b)(ii) of the VUE Transaction Agreement that any of the covenants set forth in Section 5.05(b) of the VUE Partnership Agreement shall not apply, to the extent such breach results from an action (or such action is) contemplated by or taken pursuant to this Agreement. The proceeding sentence shall not apply in the case of an action by GE or NBC that is contemplated by or taken pursuant to this Agreement with respect to any Common Interest held by IACI or any of its Affiliates, unless such action was taken at the request of Vivendi.

                                    ARTICLE V

                                   TERMINATION

                     Section 5.1 Termination. This Agreement shall terminate and the transactions contemplated hereby shall be abandoned:

                     (a) if the Business Combination Agreement is terminated pursuant to Section 9.1 thereof or

                     (b) upon the mutual written consent of Vivendi and GE.

                     Section 5.2 Effect of Termination.

                     (a) In the event of the termination of this Agreement in accordance with Section 5.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any Liability to any other party hereto or its Affiliates, directors, officers or employees, except that (i) the obligations of the parties hereto contained in Article III, in this Section 5.2(a) and in Article VI (other than Sections 6.8 and 6.10) and any indemnity obligations that have accrued prior to such termination shall survive such termination and (ii) nothing herein will relieve any party from Liability for any breach of this Agreement.

                     (b) In the event this Agreement shall be terminated and at such time any party is in material breach of or in default under any term or provision hereof, such termination shall be without prejudice to, and shall not affect, any and all rights to damages that any other party may have hereunder or otherwise under applicable Law.

                                    ARTICLE VI

                               GENERAL PROVISIONS

                     Section 6.1 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to agreements to be performed entirely within such state, including all matters of construction, validity and performance, without regard to principles of conflicts of law thereof.

                     Section 6.2 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five (5) Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent electronically or by facsimile, during the normal business hours on any Business Day of the recipient, or one Business Day after the date sent, if sent electronically or by facsimile, after the normal business hours of the recipient, provided that the electronic message is promptly confirmed by facsimile confirmation thereof and the sending party receives written confirmation that the facsimile has been successfully transmitted in its entirety to the intended recipient, (c) when delivered, if delivered personally to the intended recipient and (d) one (1) Business Day following sending by overnight delivery via a national courier service (two (2) Business Days following sending by overnight international delivery via international courier service), in each case addressed to a party at the following address for such party:

                     To Vivendi or USH3:

                               Vivendi Universal, S.A.
                               42 avenue de Friedland
                               75380 Paris cedex 08
                               France
                               Attention: General Counsel
                               Facsimile: 33-1-71-71-11-79

                               and

                               Vivendi Universal, S.A.
                               800 Third Avenue
                               Fourth Floor
                               New York, New York 10022
                               Attention: General Counsel
                               Facsimile: 212-572-8898

                     With a copy to (which shall not constitute notice):

                               Weil, Gotshal & Manges LLP
                               767 Fifth Avenue
                               New York, New York 10153
                               Attention: Akiko Mikumo, Esq.
                                          Jeffrey Nadler, Esq.
                               Facsimile: 212-310-8007

                     To any of the GE Companies:

                               General Electric Company
                               3135 Easton Turnpike, W3
                               Fairfield, Connecticut  06431
                               Attention: Vice President and Senior Counsel
                                          for Transactions
                               Facsimile: 203-373-3008

                     With a copy to (which shall not constitute notice):

                               National Broadcasting Company, Inc.
                               30 Rockefeller Center
                               New York, New York 10112
                               Attention: Executive Vice President
                                          and General Counsel
                               Facsimile: 212-664-4733

                     With a copy to (which shall not constitute notice):

                               Debevoise & Plimpton
                               919 Third Avenue
                               New York, New York 10022
                               Attention: Jeffrey J. Rosen, Esq.
                                          Paul Bird, Esq.
                               Facsimile: 212-909-6936

                     Such names and addresses may be changed by notice given in accordance with this Section 6.2.

                     Section 6.3 Entire Agreement. This Agreement, the Business Combination Agreement, the Confidentiality Agreement and the other Ancillary Agreements contain the entire understanding of the parties hereto and thereto with respect to the subject matters contained herein and therein, supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions contemplated by this Agreement, other than those set forth herein or in the Business Combination Agreement, the Confidentiality Agreement or the other Ancillary Agreements or in any other document required to be executed and delivered hereunder or thereunder.

                     Section 6.4 Purposes; Resolution of Ambiguities. The parties acknowledge that the definition of IACI Shares in this Agreement and the use of the term "USAi Common Shares" in Section 8.07 of the VUE Partnership Agreement leave some ambiguity as to the nature and value of the securities required to be delivered to IACI upon a put or call of the Class B Preferred Interests in accordance with Section 8.07 of the VUE Partnership Agreement if a conversion, exchange or similar transaction involving the IACI Shares has been consummated prior to the purchase of the Class B Preferred Interests pursuant to such put or call. The parties further acknowledge and agree that the purpose of the provisions of this Agreement relating to the Class B Preferred Interests and the IACI Shares is to obligate Vivendi and USH3 to bear the tax and economic costs and to entitle Vivendi and USH3 to receive the tax and economic benefits, in each case associated with such securities and that they will take such steps and make such adjustments as may be necessary to prevent such definitional and other ambiguities from leading to a different result.

                     Section 6.5 Amendment; Waiver. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any covenant or agreement contained herein. Any of the parties hereto may: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance by the other party with any of the agreements contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument. The failure of a party to assert any of its rights hereunder shall not constitute a waiver of such rights nor in any way affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every provision of this Agreement. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

                     Section 6.6 Headings; References. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to "Articles", "Sections" or "Exhibits" shall be deemed to be references to Articles or Sections hereof or Exhibits hereto, unless otherwise indicated.

                     Section 6.7 Counterparts. This Agreement may be executed in multiple counterparts (including via facsimile), and each counterpart shall be deemed to be an original, but all of which shall constitute one and the same original.

                     Section 6.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties (which consent shall not be unreasonably withheld); provided, however, that (a) Vivendi and USH3 may assign their rights, interests or obligations in whole or in part to any successor to all or substantially all of Vivendi's entertainment business and (b) USH3 may assign its rights, interests or obligations in whole or in part to any successor, transferee or assignee of all or substantially all of USH3's shares of NBC Class B Common Stock, in each case without the consent of any of the other parties hereto (it being understood that no such assignment shall, without the consent of NBC, relieve the transferor of any liability hereunder). This Agreement shall be binding on the parties hereto and their respective successors and permitted assigns.

                     Section 6.9 Severability; Enforcement. The invalidity of any portion of this Agreement shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent,

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each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by Law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

                     Section 6.10 Specific Performance. The parties hereto agree that the remedy at Law for any breach of this Agreement will be inadequate and that any party by whom this Agreement is enforceable shall be entitled to specific performance in addition to any other appropriate relief or remedy. Such party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable Law, each party waives any objection to the imposition of such relief.

                     Section 6.11 Jurisdiction; Waiver of Jury Trial.

                     (a) Each party to this Agreement hereby irrevocably agrees that any Legal Proceeding arising out of or relating to this Agreement shall be brought in the United States District Court for the Southern District of New York or any Supreme Court of the State of New York, New York County and each party hereto agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement, or the subject matter hereof may not be enforced in or by such court. Each party hereto further and irrevocably submits to the jurisdiction of such court in any action, suit or proceeding.

                     (b) Each party to this Agreement irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right that such party may have to a trial by jury of any claim or cause of action directly or indirectly based upon or arising out of this Agreement or any of the transactions contemplated herein.

                     Section 6.12 Mediation. Prior to commencing legal action with respect to any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the interpretation hereof, or any arrangements relating hereto or contemplated herein or the breach, termination or invalidity hereof (collectively, "DISPUTES"), a party will notify the other party in writing of any such Dispute (a "DISPUTE NOTICE"). Following receipt of a Dispute Notice by a party, the parties shall jointly appoint a mediator and shall attempt in good faith to resolve any Dispute promptly by confidential mediation pursuant to the then current mediation procedures of the CPR Institute for Dispute Resolution (the "CPR"). If the parties cannot agree upon a mediator within five (5) days of receipt of the Dispute Notice by a party, the parties will ask the CPR to appoint a mediator promptly. If the Dispute is not resolved for any reason within thirty (30) days of the Dispute Notice (unless the period of time is extended by the parties in writing), either party may commence legal action in accordance with the other provisions hereof. Nothing contained in this
Section 6.12 shall preclude a party from seeking injunctive relief if the

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prerequisites to obtaining injunctive relief, including irreparable harm, are otherwise satisfied.

                     Section 6.13 Fees and Expenses. Except as expressly otherwise contemplated by this Agreement, each of the parties hereto shall pay the fees and expenses of its counsel, accountants, financial advisors and other experts and shall pay all other costs and expenses incurred by it in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby.


                            [Signature Page Follows]

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                     IN WITNESS WHEREOF, the parties hereto have duly executed
and delivered this Agreement as of the date first above written.


                               GENERAL ELECTRIC COMPANY

                               By: /s/ Robert C. Wright
                                   -----------------------------------------
                                   Name: Robert C. Wright
                                   Title: Vice-Chairman


                               NATIONAL BROADCASTING COMPANY HOLDING, INC.

                               By: /s/ Robert C. Wright
                                   -----------------------------------------
                                   Name: Robert C. Wright
                                   Title: Chairman and Chief Executive Officer


                               NATIONAL BROADCASTING COMPANY, INC.

                               By: /s/ Robert C. Wright
                                   -----------------------------------------
                                   Name: Robert C. Wright
                                   Title: Chairman and Chief Executive Officer


                               UNIVERSAL STUDIOS HOLDING III CORP.

                               By: /s/ George E. Bushnell III
                                   -----------------------------------------
                                   Name: George E. Bushnell III
                                   Title: President


                               VIVENDI UNIVERSAL, S.A.

                               By: /s/ Jean-Bernard Levy
                                   -----------------------------------------
                                   Name: Jean-Bernard Levy
                                   Title: Chief Operating Officer